Exhibit (a)(1)(i)

Dear Polycom Optionholder,

Polycom’s offer to exchange stock options expires in __ days.  This offer to exchange your underwater stock options will expire at 5:00 p.m., Pacific Time, on June 25, 2003.  If you wish to exchange your eligible options and have not already done so, you must deliver your election form to Helen Idnani, Manager, Equity Programs, by fax ((925) 924-5797) or hand delivery, prior to this deadline.  If you wish to withdraw or change your election, you must deliver a withdrawal form or a new election form to Helen Idnani prior to this deadline.  The option exchange offer documents are available on Polycom's intranet at http://planetpolycom/.

If you have any questions regarding the option exchange offer, please refer to the exchange offer documents emailed to you on May 28, 2003, or contact Helen Idnani by email or phone at (925) 924-5624.